Exhibit 12

CERTIFICATE OF THE SOLE STOCKHOLDER OF

FDP SERIES, INC.

Fund Asset Management, L.P. (“FAM”), the holder of shares of common stock, par value $0.10 per share, indicated below, of MFS Research International FDP Fund, Marsico Growth FDP Fund, Van Kampen Value FDP Fund and Franklin Templeton Total Return FDP Fund, each a series of FDP Series, Inc. (the “Fund”), a Maryland corporation, does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof, and does further agree that if it redeems any portion of such shares prior to the amortization of the Fund’s prepaid registration fees and offering costs, the proceeds thereof will be reduced by the proportionate amount of unamortized prepaid registration fees and offering costs which the number of shares being redeemed bears to the number of shares initially purchased and outstanding at the time of redemption. FAM further agrees that in the event such shares are sold or otherwise transferred to any other party, that prior to such sale or transfer FAM will obtain on behalf of the Fund an agreement from such other party to comply with the foregoing as to the reduction of redemption proceeds and to obtain a similar agreement from any transferee of such party.

Name of Series	Number of Class A Shares	Number of Class B Shares	Number of Class C Shares	Number of Class I Shares
MFS Research International FDP Fund	625	625	625	625

Marisco Growth FDP Fund	625	625	625	625

Van Kampen Value FDP Fund	625	625	625	625

Franklin Templeton Total Return FDP Fund	625	625	625	625

FUND ASSET MANAGEMENT, L.P.

By:	/s/ Alice A. Pellegrino
Authorized Officer

Dated: June 8, 2005

2